Deutsche Investment Management Americas Inc.

One Beacon Street

Boston, MA 02108

October 31, 2016

Via EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Lauren Sprague

RE:	Post-Effective Amendment No. 77 to the Registration Statement on Form N-1A of Daily Assets Fund (the “Fund”), a series of Deutsche Money Market Trust (the “Trust”); (Reg. Nos. 002-78122 and 811-03495)

Dear Ms. Sprague:

This letter is being submitted on behalf of the Registrant in response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) received via a telephone call on October 18, 2016 with regard to the above-captioned Post-Effective Amendment filed on behalf of the Registrant on August 30, 2016 with an effective date of November 1, 2016.

The Staff’s comments are restated below followed by the Registrant’s response.

1.	Comment: Please confirm that the contractual expense waiver/reimbursement arrangements reflected in the Fund’s fee table will extend for at least one year from the effective date of the Fund’s prospectus. Confirm that the Fund’s investment advisor does not expect to recoup any payments made pursuant to such expense waiver/reimbursement arrangements.

Response: The Registrant confirms that the expense waiver/reimbursement arrangements reflected in the Fund’s fee table will extend for at least one year from the effective date of the Fund’s Prospectus. In addition, the Fund is not aware of any arrangements to allow Deutsche Investment Management Americas, Inc. (the “Advisor”) , the Fund’s investment advisor, to recoup any payment made pursuant to the Fund’s contractual expense waiver/reimbursement arrangements.

2.	Comment: To the extent the Fund invests in acquired funds, reflect acquired fund expenses in the fee table. Also confirm that if, in the future, the Fund invests in acquired funds, and acquired fund expenses exceed 1 basis point, such acquired fund expenses will be reflected in the fee table.

Response: The Registrant confirms that, in the future, if the fund invests in acquired funds, and acquired fund expenses exceed 1 basis point, such acquired fund expenses will be reflected in the line item “Acquired funds fees and expenses” in the fee table. The Registrant confirms that such acquired fund expenses did not exceed 1 basis point in the current period.

3.	Comment: Consider adding the disclosure relating to concentration risk that is set forth in Registrant’s Item 9 disclosure to the Item 4 disclosure.

Response: The Registrant added the requested disclosure.

4.	Comment: Please revise the disclosure under the heading “Other Policies” in the prospectus for the Fund, to reflect whether shareholders will receive 60 days prior notice of a change to the Fund’s investment objective.

Response: The Registrant currently does not have a policy to provide a specified amount of notice to shareholders regarding a change in investment objective, and therefore no additional disclosure has been added to the Prospectus. However, as a practical matter, the Advisor will endeavor to provide shareholders with as much notice as reasonably possible relating to any change in investment objective.

5.	Comment: Please add disclosure to the Item 11 disclosure to indicate how the Fund would apply any liquidity fees that may be imposed on Fund shareholders.

Response: The Registrant added the requested disclosure under the heading “Special Limitations on Redemptions.”

6.	Comment: Please revise the disclosure under the heading “Sub-Minimum Balances” to indicate that if the Fund closes a shareholder’s account, it could have adverse tax consequences for the shareholder and refer the shareholder to the disclosure related to such tax consequences.

Response: The Registrant added the requested disclosure under the heading “Sub-Minimum Balances,” which includes a reference to the disclosure under the heading “Understanding Distributions and Taxes” for more information

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If you have any questions regarding the foregoing or need more additional information, please do not hesitate to call me at (617) 295-1705.

Very truly yours,

/s/Anne Marie Duffy

Anne Marie Duffy

Senior Counsel

Deutsche Investment Management Americas Inc.

cc: John Marten, Esq., Vedder Price P.C.

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